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FORM 3
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, DC 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person(1)|2. Date of Event Requiring Statement            |5. Relationship of Reporting Person
                                          |   (Month/Day/Year)                             |      to Issuer (Check all applicable)
Venture Equities Management, Inc.         |   8/28/2001                                    |           Director     X  10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)      |3. IRS Identification |4. Issuer Name and Ticker|           Officer (give title below)
                                          |   Number of          |   or Trading Symbol     |     -----
                                          |   Reporting Person,  |                         |           Other (specify below)
                                          |   if an Entity       |  Universal Automotive   |     -----
1226 Michael Drive, Suite B-1             |   (Voluntary)        |  Industries, Inc. (UVSL)|
------------------------------------------|                      |-------------------------|----------------------------------------
               (Street)                   |                      |6. If Amendment, Date of |7. Individual or Joint/Group Filing
                                          |                      |   Original              |   (Check applicable line)
                                          |                      |   (Month/Day/Year)      |    Form Filed by One Reporting Person
                                          |                      |                         | --
Wood Dale       Illinois         60191    |                      |                         | X  Form Filed by More Than One
------------------------------------------|------------------------------------------------| -- Reporting Person
(City)          (State)          (Zip)    |                                                |
                                          |                                                |
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                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security              |  2. Amount of Securities  |  3. Ownership Form: |  4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                     |     Beneficially Owned    |     Direct (D) or   |     (Instr. 4)
                                  |     (Instr. 4)            |     Indirect (I)    |
                                  |                           |     (Instr. 5)      |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
----------------------------------|---------------------------|---------------------|-----------------------------------------------
                                  |                           |                     |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1473 (7-96)
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FORM 3 (CONTINUED)                      TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative | 2. Date Exercisable    |  3. Title and Amount of Securities   |4. Conversion  |5. Ownership |6. Nature of
   Security (Instr. 4) |    and Expiration Date |     Underlying Derivative Securities |   or Exercise |   Form of   |   Indirect
                       |    (Month/Day/Year)    |     (Instr. 4)                       |   Price of    |   Derivative|   Beneficial
                       |                        |                                      |   Derivative  |   Security: |   Ownership
                       |                        |                                      |   Security    |   Direct    |   (Instr. 5)
                       |                        |                                      |               |   (D) or    |
                       |------------------------|--------------------------------------|               |   Indirect  |
                       |            |           |                       | Amount or    |               |   (I)       |
                       | Date       | Expiration|                       | Number of    |               |   (Instr. 5)|
                       | Exercisable| Date      |  Title                | Shares       |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
Series A Preferred     |            |           | Common Stock, $.01    |              |               |             |
Stock, $.01 par value  |  Immed.    |   N/A     | par value             |  2,014,830   |    $1.39      |      D      |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           | Common Stock, $.01    |              |               |             |
Stock Purchase Warrant |  Immed.    | 8/28/2002 | par value             |    800,000   |    $2.00      |      D      |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           | Common Stock, $.01    |              |               |             |
Stock Purchase Warrant |  Immed.    | 8/28/2002 | par value             |    800,000   |     (1)       |      D      |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
-----------------------|------------|-----------|-----------------------|--------------|---------------|-------------|--------------
                       |            |           |                       |              |               |             |
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Explanation of Responses:

(1) The exercise price is equal to the greater of: (i) $2.00; or (ii) ninety percent (90%) of the average "Market Price" of the issuer's common stock for the sixty (60) consecutive trading days immediately prior to the date of exercise. "Market Price" means the average of the closing prices of sales of the issuer's common stock on all securities exchanges on which the common stock may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day the common stock is not so listed, the average of the representative bid and asked prices quoted by the Nasdaq Stock Market as of 4:00 P.M., New York time, or, if on any day the common stock is not quoted by the Nasdaq Stock Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by Pink Sheets LLC, or any similar successor organization, in each such case averaged over a period of 21 days consisting of the day as of which "Market Price" is being determined and the 20 consecutive business days before such day. If at anytime the common stock is not listed on any securities exchange or quoted by the Nasdaq Stock Market or the over-the-counter market, the "Market Price" will be the fair value of the common stock determined in good faith by the board of directors of the issuer.

                                                                                      Venture Equities Management, Inc.

                                                                                      By:          /s/ Zemin Xu             09/05/01
                                                                                          --------------------------------  --------
                                                                                            Signature of Reporting Person     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to Page 2 respond unless the form displays a currently valid OMB Number. SEC 1473 (7-96)

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                           (Print or Type Responses)
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                              ATTACHMENT TO FORM 3

  This Form 3 also is filed on behalf of the following reporting persons:

(1)

Name: Wanxiang America Corporation, a Kentucky Corporation ("WAC"), as the sole shareholder of Venture Equities Management, Inc ("VEM")

Address: 1226 Michael Drive, Suite B-1, Wood Dale, Illinois 60191

Designated Filer: VEM

Issuer and Ticker Symbol: Universal Automotive Industries, Inc. (UVSL)

Date of Event Requiring Statement: 8/28/2001

WAC is the indirect beneficial owner of all of the securities of the issuer which are directly owned by VEM. WAC disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that WAC is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

(2)

Name: Wanxiang Group Corporation, a Chinese corporation ("WGC"), as the sole shareholder of WAC

Address: Xiaoshan District, Hangzhou, Zhejiang, 311215, P.R. China

Designated Filer: VEM

Issuer and Ticker Symbol: Universal Automotive Industries, Inc. (UVSL)

Date of Event Requiring Statement: 8/28/2001

WGC is the indirect beneficial owner of all of the securities of the issuer which are directly owned by VEM. WGC disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that WGC is the beneficial owner of the securities for purposes of Section 16 or for any other purpose. Mr. Lu Guanqiu is the Chairman of WGC.


SIGNATURES OF ADDITIONAL REPORTING PERSONS

                                   Wanxiang America Corporation

                                   By: /s/ Pin Ni                 09/03/01
                                      --------------------   -------------------
                                                                    Date



                                   Wanxiang Group Corporation

                                   By: /s/ Lu Guangiu             09/04/01
                                      --------------------   -------------------
                                                                    Date